Exhibit 99.1

Allot Communications Reports Non-GAAP Revenues
 of $28.5 Million for Fourth Quarter of 2012
and $107.1 Million for the Year

-- GAAP revenues were $26.4 million for the fourth quarter, $104.8 million for the year 2012--

Key highlights:

- Fourth quarter non-GAAP revenues increased 29% increase over the fourth quarter of 2011, GAAP revenues increased 20% over same period

- Fourth quarter non-GAAP net income of $4.6 million, EPS of $0.14; on a GAAP basis, including one time charge of early repayment of grants to the Israeli Office of the Chief Scientist (OCS) of $15.9 million, GAAP loss of $15.1 million, loss per share of $0.46

- Cash, cash equivalents and marketable securities totaled $143.1 million

Hod Hasharon, Israel – February 5, 2013 – Allot Communications Ltd. (NASDAQ: ALLT), a leading supplier of service optimization and revenue generation solutions for fixed and mobile broadband service providers worldwide, today announced its fourth quarter and year end 2012 results, with a significant increase in annual revenues.

On a non-GAAP basis, excluding the impact of share-based compensation,  settlement of repayment of grants to the OCS, revenue adjustment due to acquisitions, expenses related to M&A activity, deferred tax assets and amortization of certain intangibles, revenues for the fourth quarter of 2012 reached $28.5 million, and non-GAAP net profit for the fourth quarter of 2012 totaled $4.6 million, or $0.14 per basic and diluted share, compared with non-GAAP net profit of $4.2 million, or $0.15 per basic share and $0.14 per diluted share, for the fourth quarter of 2011, and non-GAAP net profit of $5.1 million or $0.16 per basic share and $0.15 per diluted share, for the third quarter of 2012.  For the full year 2012, excluding the impact of the factors mentioned above, non-GAAP revenue reached $107.1 million, compared with $77.8 million for the full year 2011, and net profit for the year reached $19.8 million, or $0.62 per basic share and $0.59 per diluted share, compared with non-GAAP net profit of $12.5 million, or $0.50 per basic share and $0.46 per diluted share, for the full year 2011.

The discrepancy between GAAP and non-GAAP revenues is related to the acquisitions made by the Company during the year, and represents revenues adjusted for impact of the fair value adjustment to acquired deferred revenue related to purchase accounting.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures.  The non-GAAP results and a full reconciliation between GAAP and non-GAAP results are provided in the accompanying Table 2.  The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance.  Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company’s operating performance.

Total GAAP revenues for the fourth quarter of 2012 reached $26.4 million, a 20% increase from the $22.0 million of revenues reported for the fourth quarter of 2011, and a decline from the $27.8 million of revenues reported for the third quarter of 2012.  On a GAAP basis, net loss for the fourth quarter of 2012 was $15.1 million, or $0.46 per basic and diluted share. This compares with net profit of $3.5 million, or $0.13 per basic share and $0.12 per diluted share, in the fourth quarter of 2011, and net profit of $2.4 million, or $0.07 per basic share and diluted share, in the third quarter of 2012.  For the full year 2012, GAAP revenues reached $104.8 million, representing a 35% increase over the $77.8 million of revenues in 2011.  On a GAAP basis, net loss for the year 2012 was $6.7 million, or $0.21 per basic and diluted share, as compared with net profit of $8.8 million, or $0.35 per basic share and $0.33 per diluted share, in 2011.

During December 2012, the Company recorded a liability for the early payment of $15.9 million due to settlement with the Israeli Office of Chief Scientist (OCS), representing the full balance of the contingent liability related to grants received, which will be paid during the first quarter of 2013. Upon making this payment, the Company will eliminate all future royalty obligations related to its anticipated revenues and save the associated future interest payments related to such obligations, as well as entitle it to apply to a grant program with the OCS with no repayment obligations.  These expenses are included in the cost of goods sold reported for the quarter.

“Allot demonstrated significant revenue growth in 2012 despite a challenging macroeconomic environment, particularly in Europe," commented Rami Hadar, Allot Communications' President and Chief Executive Officer.  “With the completion of two acquisitions during the year, we now offer a comprehensive video solution to empower our customers to optimize and monetize on Over the Top (“OTT”) delivery of video based content and applications. We also delivered on our promise to complete initial commercial deployments with two nationwide mobile operators in the US, in addition to our significant and growing customer base throughout the world.  As we enter 2013, we believe that we have a significant funnel of worldwide opportunities and that growth in broadband traffic, applications and devices will drive the need for our products.”

Recently, the Company achieved the following significant goals:

•	During the quarter, received large orders from 14 service providers, 3 of which represented new customers;

•	9 of the large orders came from mobile service providers, 2 of which were new customers;

•	announced the completion of a deployment project at several affiliates of Millicom International Cellular S.A (Tigo), a global telecommunication group with operations in Latin America and Africa; and

•	was named by Strategy Analytics as market leader amongst DPI pure-play vendors.

As of December 31, 2012, cash, cash equivalents, short term deposits and marketable securities totaled $143.1 million, with no debt.

Conference Call & Webcast

The Allot management team will host a conference call to discuss its fourth quarter and year end 2012 earnings results today at 8:30 AM ET, 3:30 PM Israel time.

To access the conference call, please dial one of the following numbers: US: +1 212 444 0412, UK: +44 (0)20 7136 2056, Israel: +972 3763 0147, participant code 1001413.

A replay of the conference call will be available from 12:01 am ET on February 6, 2013 through March 7, 2013 at 17:30 pm ET.  To access the replay, please dial: US: +1 347 366 9565, UK: +44 (0)20 3427 0598, access code: 1001413.

A live webcast of the conference call can be accessed on the Allot Communications website at www.allot.com. The webcast will also be archived on the website following the conference call.

About Allot Communications

Allot Communications Ltd. (NASDAQ: ALLT) is a leading provider of intelligent data traffic optimization and monetization solutions for fixed and mobile broadband operators and large enterprises. Allot's scalable, carrier-grade solutions provide the visibility, topology awareness, security, application control and subscriber management that are vital to managing fixed and mobile data, enhancing user experience, containing operating costs, and enabling service providers to generate revenues from their broadband networks.  Allot's rich portfolio of solutions leverages dynamic actionable recognition technology (DART) to transform broadband pipes into smart networks that can rapidly and efficiently deploy value added Internet services. For more information, please visit http://www.allot.com.

Safe Harbor Statement

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company's plans, objectives and expectations for future operations. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: our ability to increase the breadth and functionality of the Service Gateway platform through additional partnerships, changes in general economic and business conditions; the Company’s inability to develop and introduce new technologies, products and applications; loss of market; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact:
Jay Kalish
Executive Director Investor Relations
International access code +972-54-221-1365
jkalish@allot.com

TABLE  - 1
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2012	2011	2012	2011
	(Unaudited)		(Audited)

Revenues	$26,362	$22,028	$104,752	$77,753
Cost of revenues	7,918	6,290	31,037	22,175
Expense related to settlement of OCS grants	15,886	-	15,886	-
Gross profit	2,558	15,738	57,829	55,578

Operating expenses:
Research and development costs, net	6,648	3,692	22,060	13,222
Sales and marketing	9,707	7,268	34,127	26,543
General and administrative	2,560	1,689	10,664	7,474
Total operating expenses	18,915	12,649	66,851	47,239
Operating profit (loss)	(16,357)	3,089	(9,022)	8,339
Financial and other income, net	327	238	1,358	415
Profit (loss) before income tax benefit	(16,030)	3,327	(7,664)	8,754

Tax benefit	(969)	(170)	(926)	(55)
Net profit (loss)	(15,061)	3,497	(6,738)	8,809

Basic net profit (loss) per share	$(0.46)	$0.13	$(0.21)	$0.35

Diluted net profit (loss) per share	$(0.46)	$0.12	$(0.21)	$0.33

Weighted average number of shares
used in computing basic net
earnings per share	32,471,655	27,709,271	31,959,921	25,047,771

Weighted average number of shares
used in computing diluted net
earnings per share	32,471,655	29,556,655	31,959,921	27,071,872

TABLE  - 2
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP  CONSOLIDATED  STATEMENTS  OF  OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2012	2011	2012	2011
	(Unaudited)		(Audited)

GAAP net profit (loss) as reported	$(15,061)	$3,497	$(6,738)	$8,809

Non-GAAP adjustments:
Fair value adjustment for acquired deferred revenues write down ( Revenues)	2,109	-	2,367	-
Expense related to settlement of OCS grants (Cost of revenues)	15,886		15,886
Expenses recorded for stock-based compensation
Cost of revenues	68	35	222	103
Research and development costs, net	429	155	1,185	442
Sales and marketing	709	317	2,060	1,001
General and administrative	553	179	1,349	710
Expenses related to M&A activities and compliance with regulatory matters (*)
General and administrative (G&A)	(73)	-	1,992	1,336
Research and development costs, net	92	-	435	-
Sales and marketing	62	-	210	-
Adjustment of contingent earnout (G&A)	(261)		(261)
Intangible assets amortization :		-		-
Cost of revenues	969	30	1,903	121
S&M	26	-	43	-
Tax benefit (in respect of net deferred tax asset recorded)	(877)	-	(877)	-
Total adjustments	19,692	716	26,514	3,713

Non-GAAP net profit	$4,631	$4,213	$19,776	$12,522

Non- GAAP basic net profit per share	$0.14	$0.15	$0.62	$0.50

Non- GAAP diluted net profit per share	$0.14	$0.14	$0.59	$0.46

Weighted average number of shares
used in computing basic net
earnings per share	32,471,655	27,709,271	31,959,921	25,047,771

Weighted average number of shares
used in computing diluted net
earnings per share	33,840,004	29,668,381	33,641,115	27,183,472

(*) Mostly legal, finance and compensation expenses related to the acquisition

TABLE  - 3
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP  CONSOLIDATED  REVENUES
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2012	2011	2012	2011
	(Unaudited)		(Audited)

GAAP Revenues	$26,362	$22,028	$104,752	$77,753

Fair value adjustment for acquired deferred revenues write down	$2,109	-	$2,367	-

Non-GAAP Revenues	$28,471	$22,028	$107,119	$77,753

TABLE  - 4
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED  BALANCE  SHEETS
(U.S. dollars in thousands)

	December 31,	December 31,
	2012	2011
	(Audited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$50,026	$116,682
Short term deposits	78,042	24,000
Marketable securities and restricted cash	14,988	18,718
Trade receivables, net	20,236	11,926
Other receivables and prepaid expenses	6,815	5,950
Inventories	9,963	10,501
Total current assets	180,070	187,777

LONG-TERM ASSETS:
Severance pay fund	213	178
Deferred Taxes	1,525	210
Other assets	239	146
Total long-term assets	1,977	534

PROPERTY AND EQUIPMENT, NET	6,609	5,352
GOODWILL AND INTANGIBLE ASSETS, NET	33,136	3,395

Total assets	$221,792	$197,058

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$4,809	$2,684
Deferred revenues	13,829	16,694
Other payables and accrued expenses	13,947	9,462
Liability related to settlement of OCS grants	15,886	-
Total current liabilities	48,471	28,840

LONG-TERM LIABILITIES:
Deferred revenues	3,945	5,430
Accrued severance pay	254	219
Total long-term liabilities	4,199	5,649

SHAREHOLDERS' EQUITY	169,122	162,569

Total liabilities and shareholders' equity	$221,792	$197,058

TABLE  - 5
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2012	2011	2012	2011
	(Unaudited)		(Audited)

Cash flows from operating activities:

Net income (Loss)	$(15,061)	$3,497	$(6,738)	$8,809
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,007	706	3,120	2,754
Stock-based compensation related to options granted to employees	1,759	686	4,817	2,256
Amortization of intangible assets	996	30	1,947	121
Capital loss	6	1	20	10
Decrease (Increase) in accrued severance pay, net	(6)	7	-	12
Decrease (Increase) in other assets	(50)	4	6	98
Decease in accrued interest and amortization of premium on marketable securities	68	85	212	151
Increase (Decrease) in trade receivables	1,503	873	(8,139)	(1,187)
Decrease (Increase) in other receivables and prepaid expenses	(393)	(1,876)	1,134	(1,083)
Decrease (Increase) in inventories	1,096	(1,453)	3,233	329
Increase in long-term deferred taxes, net	(906)	(114)	(906)	(114)
Decrease in trade payables	(2,794)	(1,146)	(1,287)	(2,456)
Increase (Decrease) in employees and payroll accruals	225	(233)	2,392	(748)
Increase (Decrease) in deferred revenues	(2,794)	7,742	(7,089)	7,423
Increase (Decrease) in other payables and accrued expenses	(1,157)	(851)	84	(1,178)
Increase in Liability related to settlement of OCS grants	15,886	-	15,886	-

Net cash provided by (used in) operating activities	(615)	7,958	8,692	15,197

Cash flows from investing activities:

Increase in restricted deposit	1,039	409	913	(78)
Redemption of short-term deposits	-	(6,000)	(54,042)	(24,000)
Investment in short-term deposit	15,958	-	-	-
Purchase of property and equipment	(823)	(915)	(3,820)	(2,953)
Proceeds from sale of property and equipment	-	-	-	30
Investment in marketable securities	(500)	(504)	(8,194)	(4,735)
Proceeds from redemption or sale of marketable securities	8,736	200	10,736	2,603
Acquisitions	-	-	(23,892)	-
Loan to purchased Subsidiary	-	-	(1,000)	-

Net cash provided by (used in) investing activities	24,410	(6,810)	(79,299)	(29,133)

Cash flows from financing activities:

Issuance of share capital related to secondary offering	-	84,922	-	84,922
Exercise of employee stock options	563	818	5,903	2,838
Redemption of bank loan	-	-	(1,952)	-

Net cash provided by financing activities	563	85,740	3,951	87,760

Increase in cash and cash equivalents	24,358	86,888	(66,656)	73,824
Cash and cash equivalents at the beginning of the year	25,668	29,794	116,682	42,858

Cash and cash equivalents at the end of the year	$50,026	$116,682	$50,026	$116,682